Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

March 29, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

High Yield Municipal Income Portfolio (the “Registrant”) (File No. 811-23150)

Request for Withdrawal of Registration Statement on Form N-1A

Ladies and Gentlemen:

The Registrant hereby requests the withdrawal of its Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2016 (Accession No. 0000940394-16-002236) which was inadvertently filed under the Securities Act of 1933, as amended.  The Registration Statement will be refiled with the Commission on Form N-1A solely under the Investment Company Act of 1940, as amended.

If you have questions or require further information, please contact the undersigned at (617) 672-8520.

Very truly yours,

/s/ Timothy P. Walsh

Timothy P. Walsh, Esq.

Vice President

cc:

Valerie Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission